UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

England	001-10086	None
(State or other jurisdiction of	Commission file number	(IRS Employer Identification No.)
incorporation or organization)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary)

tel +44 (0) 1635 33251, fax +44 (0) 1635 580 857

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Vodafone Group Plc (‘Vodafone’ or the ‘Company’) is one of the world’s largest telecommunications companies, providing a range of services including voice, messaging, data and fixed communications. The Company has mobile operations in 26 countries, partners with mobile networks in 57 more and fixed broadband operations in 17 markets. As of 31 March 2016, Vodafone had 462 million mobile customers, 13.4 million fixed broadband customers and 9 million TV customers. Vodafone generated revenues of £41.0 billion in the financial year ended 31 March 2016.

Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). The Company is subject to the NASDAQ Listing Rules and files reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) of the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to customers. Vodafone does not manufacture these products itself, but does purchase them from suppliers and, in some cases, contracts to manufacture products that it sells to customers.1

Electronic products contain numerous components that may contain cassiterite, columbite-tantalite (coltan), wolframite and/or gold, and the metals derived from these minerals — tin, tantalum, tungsten and gold respectively (each, a ‘3TG’ metal). These metals come from many different smelters and refiners. Both the smelters and refiners, and the mines from which minerals are originally sourced, are several tiers away from Vodafone in the supply chain. As a user of these necessary ‘conflict minerals’ (as such term is defined in SEC Form SD) in its manufactured products, Vodafone is subject to certain reporting requirements under Rule 13p-1 under the Exchange Act (the ‘Rule’).

Vodafone’s policy with respect to the sourcing of conflict minerals can be found at: http://www.vodafone.com/content/dam/sustainability/pdfs/vodafone_conflict_minerals_policy.pdf.

Section 1 - Conflict Minerals Disclosures

In accordance with its policy, Vodafone has concluded that, during the 2015 calendar year, it has contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products.

In accordance with the Rule, Vodafone carried out a ‘reasonable country of origin inquiry’ (‘RCOI’) and due diligence process to determine the origin of 3TG metals used in its ‘in-scope products’ (as defined below).

1  In 2014, Vodafone acquired Cobra Automotive Technologies which includes a small technology operation. Renamed Vodafone Automotive, this will be included in Vodafone’s Conflict Minerals due diligence and reporting activities for the 2016 calendar year.

Vodafone conducted an analysis of procurement activity to identify (i) product-related spend categories likely to include products that contain 3TG metals and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture and are therefore covered by the Rule (‘in-scope products’).

Vodafone identified four types of product-related spend categories which it considered likely to include in-scope products: (i) selected handsets purchased from Original Design Manufacturers; (ii) connected home devices (i.e. routers, modems, set-top boxes and femto cells); (iii) datacards (i.e. mobile broadband dongles); and (iv) machine-to-machine (‘M2M’) tracker devices.

Through this applicability assessment, Vodafone identified 60 in-scope products that were purchased or technically accepted (the point at which Vodafone operating companies can begin ordering products from suppliers and selling them to customers) by the Company during the year ended 31 December 2015. The 60 in-scope products identified in the year ended 31 December 2015 were sourced from 12 suppliers.

These in-scope suppliers were surveyed using the Conflict Minerals Reporting Template (the ‘CMRT’) developed by the Conflict Free Sourcing Initiative. Through the RCOI described above, all of the 12 suppliers of in-scope products have provided responses to the CMRT.

However, as a result of the incompleteness of suppliers’ responses received so far through the Company’s on-going due diligence program, Vodafone is unable to determine that conflict minerals contained in in-scope products did not originate in ‘covered countries’ (as defined in Form SD) and are not from recycled or scrap sources. Details of the due diligence activities performed are provided in the Conflict Minerals Report provided as an exhibit to this Form SD.

In accordance with the Rule, this Form SD and the associated Conflict Minerals Report have been made publically available. See Vodafone’s Group website:

http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/sec_filings.html

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Vodafone Group Public Limited Company
(Registrant)

/s/ PAOLO BERTOLUZZO
Name: Paolo Bertoluzzo
Title: Group Chief Commercial Operations & Strategy Officer

Date: May, 23, 2016